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                                                     EXHIBIT 2.2

                                                     June 22, 2000

Scholastic Inc.
555 Broadway
New York, New York 10012

Gentlemen:

This letter shall serve as an amendment to that certain Stock Purchase Agreement dated April 13, 2000 (the "Agreement") among Scholastic Inc. ("Buyer"), Hachette Book Group USA, Inc. ("Seller") and Lagardere North America, Inc. ("Seller's Parent" and together with Seller, "Sellers"). Capitalized terms used herein without definition shall have the meaning provided in the Agreement.

         1. Section 2.2 of the Agreement is amended to read in its entirety as follows: "2.2. Purchase Price. The purchase price (the "Purchase Price") for the Shares will be Four Hundred Million Dollars ($400,000,000), Three Hundred Ninety-One Million Eight Hundred Five Thousand Three Hundred Ninety-Eight Dollars ($391,805,398.00) of which will be paid at Closing and the remainder of which has been paid pursuant to Section 3 below."

         2. The first sentence of Section 2.3 of the Agreement is amended to read in its entirety as follows: "The purchase and sale (the "Closing") provided for in this Agreement will take place at the offices of Seller's counsel at 425 Park Avenue, New York, New York, at 10:00 a.m. (local time) on June 22, 2000."

         3. Buyer has prepaid outstanding indebtedness of the Acquired Companies to certain Asian banks in an amount equal to Eight Million One Hundred Ninety-Four Thousand Six Hundred and Two Dollars ($8,194,602), which amount shall be repaid to Buyer in the event the Closing does not occur by June 28, 2000. Such repayment of Buyer has been secured by an irrevocable stand-by letter of credit in favor of Buyer which has been posted by the Company.

         4. The final sentence of paragraph 7(a) of the Agreement is amended to read in its entirety as follows: "Seller agrees that the only assets of Grolier Overseas Incorporated shall be shares of stock of (i) W.M. Jackson, Inc., (ii) Caribe Grolier, Inc., and (iii) Acquired Companies that are not U.S. Acquired Companies."

         5. Section 11.1 of the Agreement is amended by adding the following at the end thereof: "; or (e) any liability or obligation of any of the Acquired Companies under any guarantees or other obligations by any Acquired Company in favor of

                                     E-2

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                  the landlord under (i) a lease dated June 11, 1989, as amended by Deed of Variation dated March 23, 1995 for the premises located at 96/98 Leonard Street, London, England and (ii) a lease dated August 26, 1986, as amended by Deed of Variation dated November 5, 1999 for the premises located at 100/10 Leonard Street, London, England."

As so amended, the Agreement shall remain in full force and effect.

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
SCHOLASTIC INC.                     HACHETTE BOOK GROUP USA, INC.

By: /s/                             By: /s/
    ---------------------------         ---------------------------

                                    LAGARDERE NORTH AMERICA, INC.

                                    By: /s/
                                        ---------------------------
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